Exhibit 99.(c)(1)

Fundrise SFR JV 1, LLC

Delaware	86-1351302
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Consolidated Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2022

For questions contact:
Telephone: (202) 584-0550

Email: investments@fundrise.com

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(202) 584-0550

Index to THE CONSOLIDATED Financial Statements of

Fundrise SFR JV 1, LLC

Independent Auditors’ Report	3 – 4

Consolidated Balance Sheets	5

Consolidated Statements of Operations	6

Consolidated Statements of Members’ Equity	7

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	9 – 20

Supplemental Schedules – Consolidating Balance Sheets and Statements of Operations	21 – 22

KPMG LLP

Suite 900

8350 Broad Street

McLean, VA 22102

Independent Auditors’ Report

To the Members

Fundrise SFR JV 1, LLC:

Opinion

We have audited the consolidated financial statements of Fundrise SFR JV 1, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2022 and for the period from January 4, 2021 (Inception) to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from January 4, 2021 (Inception) to December 31, 2021 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information

Management is responsible for the other information attached to the consolidated financial statements. The other information comprises balance sheets as of December 31, 2022 for each of the Company’s subsidiaries and related statements of operations for the year then ended, but does not include the consolidated financial statements and our auditors’ report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

McLean, Virginia

February 25, 2023

Fundrise SFR JV 1, LLC

Consolidated Balance Sheets

(Amounts in thousands)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash	$22,828	$22,218
Restricted cash	25,089	9,060
Other assets, net	12,063	7,042
Deposits	45,722	24,245
Derivative financial instrument	3,339	149
Investments in rental real estate properties, net	1,238,075	428,554
Investments in real estate held for improvement	23,215	46,921
Total Assets	$1,370,331	$538,189

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$20,793	$9,339
Due to related parties	1,308	319
Distributions payable	-	700
Rental security deposits and other liabilities	7,467	2,813
Notes payable	7,818	-
Mortgages payable, net	163,161	-
Credit facilities	430,469	279,200
Total Liabilities	631,016	292,371

Total Members’ Equity	739,315	245,818
Total Liabilities and Members’ Equity	$1,370,331	$538,189

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Consolidated Statements of Operations

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Period January 4, 2021 (Inception) through December 31, 2021
Revenue
Rental revenue	$53,611	$9,060
Other revenue	6,579	1,383
Total Revenue	60,190	10,443

Expenses
Depreciation and amortization	33,316	5,237
Property operations and maintenance	32,164	4,389
Asset management and other fees	5,780	-
General and administrative expenses	3,647	582
Total Expenses	74,907	10,208

Other Income (Expense)
Interest expense	(22,170)	(3,434)
Increase (decrease) in fair value of derivative financial instrument	3,190	(18)
Total Other Expenses	(18,980)	(3,452)

Net Loss	$(33,697)	$(3,217)

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands)

	Operating Member	Investor Member	Total Members’ Equity
January 4, 2021 (Inception)	$-	$-	$-
Contributions	25,056	225,509	250,565
Distributions	(153)	(1,377)	(1,530)
Net loss	(322)	(2,895)	(3,217)
December 31, 2021	$24,581	$221,237	$245,818
Contributions	57,700	519,300	577,000
Distributions	(4,981)	(44,825)	(49,806)
Net loss	(3,370)	(30,327)	(33,697)
December 31, 2022	$73,930	$665,385	$739,315

 The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Period January 4, 2021 (Inception) through December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(33,697)	$(3,217)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	33,316	5,237
Amortization of deferred financing costs	3,149	753
Bad debt expense	1,777	109
(Increase) decrease in fair value of derivative financial instrument	(3,190)	18
Changes in assets and liabilities:
Net increase in other assets	(6,687)	(3,278)
Net increase in accounts payable and accrued expenses	5,715	2,675
Net increase (decrease) in due to related parties	924	(1,575)
Net increase in rental security deposits and other liabilities	4,654	2,813
Net cash provided by operating activities	5,961	3,535
INVESTING ACTIVITIES:
Acquisition of rental real estate properties	(772,265)	(350,613)
Acquisition of real estate held for improvement	-	(21,665)
Capital expenditures related to real estate held for improvement	(2,600)	(305)
Issuance of deposits	(70,157)	(12,152)
Release of deposits	13,062	1,058
Net cash used in investing activities	(831,960)	(383,677)
FINANCING ACTIVITIES:
Net proceeds from advances on credit facilities	203,290	238,575
Repayment of credit facilities	(52,021)	-
Proceeds from mortgages payable	164,625	-
Proceeds from notes payable	12,480	-
Repayment of notes payable	(4,905)	-
Purchase of derivative financial instrument	-	(127)
Payment of deferred financing costs	(7,325)	(2,188)
Capital contributions from Members	577,000	175,990
Distributions paid to Members	(50,506)	(830)
Net cash provided by financing activities	842,638	411,420

Net increase in cash and restricted cash	16,639	31,278
Cash and restricted cash, beginning of period	31,278	-
Cash and restricted cash, end of period	$47,917	$31,278

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$17,184	$1,595

SUPPLEMENTAL NON-CASH ACTIVITIES:
Real estate investments funded net of credit facility advances	$-	$39,875
Deferred financing fees funded net of credit facility advances	$-	$563
Derivative financial instrument funded net of credit facility advances	$-	$40
Real estate investments contributed by Members	$-	$61,424
Real estate investments placed in-service	$32,351	$-
Accrued capital expenditures related to real estate investments held for improvement	$6,048	$6,899
Issuances of deposits contributed by Members	$-	$13,151
Distributions payable to Members	$-	$700

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise SFR JV 1, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise SFR JV 1, LLC was formed on January 4, 2021, as a Delaware limited liability company and is governed by a limited liability company agreement (the “Operating Agreement”). The “Company”, “we”, “us”, and “our” collectively refer to Fundrise SFR JV 1, LLC and its consolidated subsidiaries except where the context otherwise requires. The Company is owned 10% by Fundrise Growth eREIT VII, LLC (the “Operating Member”) and 90% by Fundrise Real Estate Interval Fund, LLC (the “Investor Member”) (collectively referred to as the “Members”). The Operating Member serves as the manager of the Company and has responsibility for day-to-day management and operations in accordance with the approved plans and budgets.

Our Members are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”).

The Company was organized primarily to originate, invest in, and manage a diversified portfolio of single family rental real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company substantially commenced operations on January 25, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company has no items of other comprehensive income or loss in any period presented.

As a result of the ongoing global COVID-19 outbreak, economic uncertainties persist that could have an adverse impact on economic and market conditions. The global impact of the pandemic has been rapidly evolving and presents material uncertainty and risk with respect to the Company's performance and financial results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. There were no VIEs as of December 31, 2022 and 2021 or for the year ended December 31, 2022 or the period January 4, 2021 (inception) through December 31, 2021.

All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and other escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by another fund affiliated with the Manager of our Members. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, single family homes, townhomes or condominiums, or multifamily properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. In-place lease assets have been reflected within “Other assets, net” in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 years
Site improvements	20 years
Furniture and fixtures	9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, no such impairment occurred.

Deferred Financing Costs

Deferred financing costs are loan fees, capital markets fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the revolving credit facilities and the associated accumulated amortization are recorded within “Other assets, net” on the accompanying consolidated balance sheets. Deferred financing costs related to mortgages payable and the associated accumulated amortization are recorded within “Mortgages payable, net” on the accompanying consolidated balance sheets.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the Members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. The Company assessed all of the tax positions it intends to take, both routine and those with a greater level of uncertainty, and determined that no unrecognized tax benefits are required to be recorded. There were no investments during the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021 that contained any uncertain tax positions that warrant further discussion herein.

The Company files various federal, state, and local tax returns within the United States. No returns are currently under examination; however, the statute of limitations of the Company’s federal tax returns generally remains open three years after the date of filing (state and local tax returns may remain open for an additional year depending upon the jurisdiction).

The Company has one taxable real estate investment trust (“REIT”) subsidiary (“TRS”), which was formed with an effective date of October 9, 2021. We had made no provision for U.S. federal income tax purposes prior to the formation of our TRS. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS income or expense activity during the year ended December 31, 2022 or the period January 4, 2021 (inception) through December 31, 2021, and as such no income tax expense was recorded. As of December 31, 2022 and 2021, there are no gross deferred tax assets or liabilities.

Revenue Recognition

Rental and other property revenues are recorded when due from tenants and recognized monthly as earned. Other property revenue consists primarily of administrative, application, and other transactional fees charged to tenants. Advance receipts of rental revenue are deferred until earned and presented as “Rental security deposits and other liabilities” on the consolidated balance sheets. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Leases entered into for the rental of a single-family unit are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

3.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Rental Real Estate Properties

During the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company acquired 2,377 and 1,574 rental real estate properties, respectively. The following table summarizes the asset acquisition allocation for our investments in rental real estate properties (amounts in thousands):

	For the Year Ended December 31, 2022	For the Period January 4, 2021 (Inception) through December 31, 2021
Land	$110,911	$63,739
Building and building improvements	652,097	326,610
Site improvements	52,387	30,887
Furniture, fixtures, and equipment	20,199	11,347
In-place leases	2,839	1,437
Total acquisition cost(1)	$838,433	$434,020

(1)	Rental real estate properties acquired were funded with cash, contributions paid directly by Members, and mortgages payable. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, total acquisition cost excludes approximately $1.8 million and $332,000, respectively, of subsequent improvements to rental real estate properties.

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$174,650	$63,739
Building and building improvements	980,143	326,929
Site improvements	83,299	30,887
Furniture, fixtures, and equipment	32,218	11,359
Total gross investment in rental real estate properties	$1,270,310	$432,915
Less: Accumulated depreciation	(32,235)	(4,361)
Total investment in rental real estate properties, net	$1,238,075	$428,554

As of December 31, 2022 and 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $24.4 million and $8.6 million, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $12.5 million and $4.2 million, respectively.

For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company recognized approximately $27.9 million and $4.4 million, respectively, of depreciation expense on rental real estate properties.

Real Estate Held for Improvement

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land and land improvements	$14,820	$39,848
Building and building improvements	5,609	6,639
Work in progress	2,786	434
Total investment in real estate held for improvement	$23,215	$46,921

As of December 31, 2022 and 2021, real estate held for improvement included capitalized transaction costs of approximately $2.4 million and $3.0 million, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $142,000 and $438,000, respectively.

During the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company reclassified approximately $32.4 million and $0, respectively, of assets from “Investment in real estate held for improvement” to “Investment in rental real estate properties, net”.

4.	Other Assets

The balance in other assets, net consists of the following (dollar amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Deferred financing costs, net	$6,025	$3,313
Deferred leasing costs, net	1,714	917
Prepaid expenses	1,447	749
Tenant receivables, net	1,136	637
In-place lease asset, net	992	1,140
Other	749	286
Total other assets, net	$12,063	$7,042

For the year ended December 31, 2022 and the period January 4, 2021 (inception) to December 31, 2021, amortization expense on deferred financing costs was approximately $2.1 million and $753,000, respectively, and is included within “Interest expense” in the consolidated statements of operations.

For the year ended December 31, 2022 and the period January 4, 2021 (inception) to December 31, 2021, the Company recognized approximately $3.0 million and $297,000, respectively, of amortization expense on in-place lease assets and approximately $2.5 million and $579,000, respectively, of amortization expense on deferred leasing costs. Both amounts are included within “Depreciation and amortization” in the consolidated statements of operations.

As of December 31, 2022 and 2021, tenant receivables were recorded net of an allowance for credit losses of approximately $1.0 million and $95,000, respectively. For the year ended December 31, 2022 and the period January 4, 2021 (inception) to December 31, 2021, the Company recorded approximately $1.8 million and $109,000, respectively, in bad debt expense which is included within “Rental revenue” in the consolidated statements of operations.

5.	Credit Facilities

On May 13, 2021, Fundrise SFR Portfolio, LLC (the “SFR 1 Borrower”), an indirect subsidiary of the Company, executed an agreement for a revolving credit facility of up to $150 million, secured by real property owned by the Borrower’s subsidiaries (the “GS Credit Facility”). The GS Credit Facility was amended on October 12, 2021 to increase the commitment amount to $225 million, on November 12, 2021 to increase the commitment amount to $300 million, and on December 20, 2022 to increase the commitment amount to $400 million. The GS Credit Facility was further amended on March 23, 2022 to revise the benchmark interest rate definition due to the relegation of LIBOR and the transition to the Secured Overnight Financing Rate (“SOFR”). The GS Credit Facility bears interest at the greater of 0.25% or SOFR, plus (i) 2.60% with respect to the portion of the outstanding principal amount up to $150 million, (ii) 2.35% with respect to the portion of the outstanding principal amount in excess of $150 million but less than $300 million, and (iii) 2.95% with respect to the portion of the outstanding principal amount in excess of $300 million. The GS Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The GS Credit Facility matures on November 13, 2023, with one twelve-month extension option, which we intend to exercise upon delivery of written notice 45-90 days before the scheduled maturity date, provided no event of default, financial covenant failure, or cash trap event has occurred and the SFR 1 Borrower has obtained a replacement or an extension of the interest rate cap for the revised term (see Note 8). For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, SFR 1 Borrower incurred interest expense on the outstanding principal of approximately $12.7 million and $2.2 million, respectively. As of December 31, 2022 and 2021, approximately $1.7 million and $614,000, respectively, of interest was payable on the GS Credit Facility, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

On June 16, 2022, Fundrise SFR Portfolio 3, LLC (the “SFR 3 Borrower”), an indirect subsidiary of the Company, executed an agreement for a revolving credit facility of up to $240 million, secured by real property owned by the Borrower’s subsidiaries (the “ML Credit Facility”). The ML Credit Facility bears interest at a fixed rate of 4.10%. The ML Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The ML Credit Facility matures on June 16, 2027. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, SFR 3 Borrower incurred interest expense on the outstanding principal of approximately $1.8 million and $0, respectively. As of December 31, 2022 and 2021, approximately $451,000 and $0, respectively, of interest was payable on the ML Credit Facility, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

The following is a summary of the credit facilities secured by the Company’s properties as of December 31, 2022 and 2021 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of December 31, 2022(1)	Balance as of December 31, 2021(1)
Fundrise SFR Portfolio, LLC and Subsidiaries(2)	$400,000	11/13/2023	SOFR (0.25% floor) + 2.35 – 2.95%	$297,979	$279,200
Fundrise SFR Portfolio 3, LLC and Subsidiaries	$240,000	06/16/2027	4.10%	$132,490	$-

(1)	Excludes net deferred financing costs of approximately $6.0 million and $3.3 million as of December 31, 2022 and 2021, respectively. These deferred financing costs, net of accumulated amortization, are included in “Other assets, net” on the consolidated balance sheets.
(2)	The Company intends to exercise the available 12-month extension option on the GS Credit Facility upon original maturity of the instrument, pushing the maturity date to November 2024. The Company believes that the Borrower’s operations will meet all extension qualifications, and the Company has adequate resources available for payment of extension fees.

For the periods ending December 31, 2022 and January 4, 2021 (inception) through December 31, 2021, we incurred loan servicing fees of approximately $726,000 and $471,000, respectively, which is included within “Interest expense” in the consolidated statements of operations.

Both credit facilities contain various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company and its Members. As of December 31, 2022, the Company was in compliance with all financial covenants per the agreements.

The following table presents the future principal payments due under the Company’s credit facilities as of December 31, 2022 (dollar amounts in thousands):

Year	Amount
2023	$297,979
2024	-
2025	-
2026	-
2027 and thereafter	132,490
Total	$430,469

6.	Mortgages Payable

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2022 (amounts in thousands). We had no mortgages payable as of or for the period ended December 31, 2021.

Borrower(s)	Loan Amount	Effective Date	Maturity Date	Interest Rate	Balance as of December 31, 2022
FR-Carolina, LLC (2)(5)	$11,900	02/10/22	09/05/23	SOFR + 1.85%	$11,900
FR-Cypress, LLC (2)(5)	$24,100	03/16/22	10/05/23	SOFR + 2.25%	$24,100
FR-Sunset, LLC (1)(3)(4)	$50,000	03/23/22	09/22/23	SOFR + 1.75%	$50,000
FR-Treeline, LLC (2)(5)	$24,000	04/21/22	11/05/23	SOFR + 3.3899%	$24,000
FR Rock Ridge, LLC (1)(6) FR Emerald Lakes, LLC (1)(6) FR Hickory Street, LLC (1)(6)	$60,000	04/29/22	04/29/24	SOFR + 1.35%	$54,625

(1)	The loan was entered into or assumed by a wholly owned subsidiary (each a Borrower) of the Company. Each Borrower is a separate legal entity from its affiliates and therefore the assets and credit of each Borrower are not available to satisfy the debts and other obligations of any affiliates or any other entity. The Operating Member is the guarantor, under certain circumstances outlined in the loan agreements, of each of the loans.
(2)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend for an additional six-month period. The Company intends to exercise the extension option, which may require a principal paydown to meet certain loan requirements.
(3)	The Company intends to obtain alternative financing or exercise available extension options in advance of certain of the forthcoming mortgage loan maturity dates.
(4)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with no options to extend. The Borrower of the loan failed a debt yield covenant for the reporting period ended December 31, 2022. In February 2023, the Company entered into discussions with the lender to amend the existing loan agreement and reached verbal agreement on terms that would extend the debt maturity six months to March 2024 and amend the debt yield covenant requirement in exchange for a $5 million principal paydown of the loan and payment of an extension fee of $67,500. Please refer to the Subsequent Events disclosures for further information.
(5)	FR-Carolina, LLC, FR-Cypress, LLC, and FR-Treeline, LLC are cross-collateralized debt obligations through a subordinate mortgage arrangement with the lender. The Operating Member is the guarantor, under certain circumstances outlined in the loan agreements, of each of the loans.
(6)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend for an additional six-month period.

For the year ended December 31, 2022 and the period January 4, 2021(inception) through December 31, 2021, the Borrowers on the above mortgages payable incurred interest expense of approximately $5.0 million and $0, respectively, related to mortgage notes payable. Approximately $835,000 and $0 of current interest was payable to the lenders as of December 31, 2022 and 2021, respectively, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

During the year ended December 31, 2022 and the period January 4, 2021(inception) through December 31, 2021, we incurred approximately $2.5 million and $0, respectively, in financing costs to originate the mortgage notes listed above. Amortized financing costs are reflected on the consolidated balance sheets as a reduction to the related mortgage payable, which totaled approximately $1.5 million and $0 as of December 31, 2022 and 2021, respectively. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, amortization of financing costs was approximately $1.0 million and $0, respectively, and is included in “Interest expense” in the consolidated statements of operations.

The mortgage notes contain various financial and non-financial covenants. Included in these covenants are general liquidity, net worth, and contingent liability requirements for the Company and its Members. As of December 31, 2022, management calculated a debt yield ratio below the lender specified threshold for the FR-Sunset, LLC mortgage note. In February 2023, the Company entered into discussions with the lender to amend the existing loan agreement and reached verbal agreement on terms that would extend the debt maturity six months to March 2024 and amend the debt yield covenant requirement in exchange for a $5 million principal paydown of the loan and payment of an extension fee of $67,500. The Company and its Members were in compliance with all other financial and non-financial covenants per the mortgage notes.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2022 (dollar amounts in thousands):

Year	Amount
2023	$110,000
2024	54,625
2025	-
2026	-
2027 and thereafter	-
Total	$164,625

7.	Notes Payable

During the year ended December 31, 2022, the Company entered into approximately $12.5 million of unsecured promissory notes with individual accredited investors through our Sponsor. The promissory notes were issued with a duration of three- or twelve months and bear interest at a rate of 3 – 5%. On August 11, 2022, the Company fully repaid the three-month notes in the amount of approximately $4.9 million, including approximately $37,000 of accrued interest. As of December 31, 2022, approximately $7.6 million of principal and $243,000 of accrued interest remained payable to investors, which are included within “Notes payable” on the consolidated balance sheets. These outstanding promissory notes have a maturity date of May 11, 2023. For the year ended December 31, 2022, the Company incurred interest expense of approximately $281,000.

The Company did not enter into any notes payable as of or for the period ended December 31, 2021.

8.	Derivative Financial Instruments

Effective May 18, 2021, we entered into an interest rate cap agreement for $70,000 with a notional amount of $150 million and a strike rate of 2.0% to manage our exposure to interest rate risk on our variable rate debt associated with the GS Credit Facility (see Note 5). The interest rate cap agreement was amended on October 25, 2021 and further amended on December 7, 2021 in connection with the amendments of the GS Credit Facility, resulting in an increase to the notional amount to $225 million and $300 million, respectively, and corresponding additional premium payments of $40,000 and $57,000, respectively. The interest rate cap is not for trading or other speculative purposes. The interest rate cap agreement matures on May 18, 2023.

The Company has not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, we recognized an increase (decrease) in the fair value of the interest rate cap of approximately $3.2 million and $(18,000), respectively, recorded as “Increase (decrease) in fair value of derivative financial instrument” in our consolidated statements of operations. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, we recognized income of approximately $1.5 million and $0, respectively, related to the interest rate cap, which is recorded as a reduction to “Interest expense” in our consolidated statements of operations. As of December 31, 2022 and 2021, approximately $245,000 and $0, respectively, of interest rate cap income was payable to the Company and was recorded as a reduction to the related accrued interest payable.

The fair value of our derivative is estimated based on observable market inputs, such as interest rates, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative as of December 31, 2022 and 2021 is shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2022	Fair Value as of December 31, 2021
Interest Rate Cap	$300,000	05/18/2021	05/18/2023	$3,339	$149

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by market participants.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022 and 2021, the Company’s significant financial instruments consist of cash, restricted cash, a derivative financial instrument, and the outstanding principal on the credit facilities and mortgages payable.

The carrying amount of the Company’s cash and restricted cash as of December 31, 2022 and 2021 approximates fair value due to its short-term nature.

The only asset or liability as of December 31, 2022 and 2021 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2022 and 2021, management estimated the fair value of our derivative financial instrument to be approximately $3.3 million and $149,000, respectively. We classify this fair value measurement as Level 2 as we use significant other observable inputs such as interest rate, term to maturity, and volatility.

As of December 31, 2022 and 2021, the outstanding principal carrying value for our credit facilities was approximately $430.5 million and $279.2 million, respectively, and the aggregate fair value approximated the carrying value. Similarly, as of December 31, 2022 and 2021, the outstanding principal carrying value for our mortgages payable was approximately $164.6 million and $0, respectively, and the aggregate fair value approximated the carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Members’ Equity

Capital contributions are required from the Members on a pro rata basis as defined in the Operating Agreement. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, capital contributions totaled approximately $577.0 million and $250.6 million respectively.

Distributions shall be made to the Members in proportion to their respective ownership percentages. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company’s total distributions declared to Members was approximately $49.8 million and $1.5 million respectively. Approximately $0 and $700,000 of distributions were payable as of December 31, 2022 and 2021, respectively.

The Company’s net income or loss is allocated to the Operating Member and Investor Member pro rata in proportion to their respective ownership percentages.

11.	Property Management Agreements

In connection with our investments in rental real estate properties, the Company entered into property management agreements with two different third-party service providers to lease and manage the underlying assets. The agreement with one property management company was executed in 2021 and is effective for an initial three-year term, at which time it shall terminate unless extended by mutual agreement. Agreements made with the other property management company were each executed for an initial one-year term, which shall be automatically extended for successive periods of one year. These agreements may be terminated without cause by either party upon delivery of at least 30-60 days’ prior written notice.

Property management fees for these agreements are calculated as a percentage of gross rental receipts and certain fees collected from tenants, subject to a minimum management fee as defined in the property management agreements. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company incurred property management fees of approximately $3.7 million and $750,000, respectively, which are included in “Property operations and maintenance” expense on the accompanying consolidated statements of operations. Approximately $707,000 and $282,000 of property management fees were payable as of December 31, 2022 and 2021, respectively.

12.	Related Party Transactions

Operating Expenses

Under the terms of the Operating Agreement, the Company shall pay or reimburse the Operating Member and its affiliates for expenses incurred on our behalf that are directly related to the operation, maintenance, and administration of the Company. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Operating Member and its affiliates incurred approximately $39,000 and $3.2 million, respectively, of reimbursable operating costs on our behalf. Approximately $0 and $319,000 of such costs were payable as of December 31, 2022 and 2021, respectively.

Acquisition Fees

We typically pay the Sponsor a one-time acquisition fee equal to approximately 1.0% of the purchase price of each real estate investment acquired. Acquisition fees are capitalized in accordance with our accounting policies (see Note 2). For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, total acquisition fees earned by the Sponsor were approximately $12.5 million and $4.6 million, respectively. Approximately $65,000 and $27,000 in acquisition fees were payable as of December 31, 2022 and 2021, respectively.

Affiliate Service Agreement

Effective January 1, 2022, the Company entered into a real estate services agreement (the “Service Agreement”) with Fundrise Real Estate, LLC, a subsidiary of the Sponsor. The Service Agreement outlines various services Fundrise Real Estate, LLC agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, origination and acquisition services, loan servicing, and development and entitlement services. Compensation for such services will be paid to Fundrise Real Estate, LLC as described in the Service Agreement. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company incurred real estate asset management fees of approximately $5.1 million and $0, respectively, and debt servicing fees of approximately $698,000 and $0, respectively, which are both included in “Asset management and other fees” on the accompanying consolidated statements of operations. In addition, for the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, the Company incurred origination fees related to the closing of the credit facilities and mortgages payable of approximately $2.6 million and $0, respectively, which are recorded as deferred financing costs and are to be amortized over the term of the respective loans. For the year ended December 31, 2022 and the period January 4, 2021 (inception) through December 31, 2021, amortization expense of approximately $495,000 and $0, respectively, was recorded related to these fees and is included in “Interest expense” on the consolidated statements of operations. As of December 31, 2022 and 2021, approximately $1.1 million and $0, respectively, in fees were payable to Fundrise Real Estate, LLC.

13.	Commitments and Contingencies

Litigation

In the ordinary course of business, we may become subject to litigation or claims. As of December 31, 2022 and 2021, there were no material pending legal proceedings to which the Company is a party.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through February 25, 2023 for potential recognition or disclosure.

Investments

As of February 25, 2023, the Company has invested an additional approximately $10.5 million in rental real estate properties and real estate held for improvement.

Derivative Financial Instrument

Effective January 9, 2023, we terminated the existing interest rate cap agreement with a notional amount of $300 million associated with the GS Credit Facility. Concurrently, the Company entered into a new interest rate cap agreement for $6.2 million with a notional amount of $400 million and a strike rate of 2.0%. The revised agreement matures on November 13, 2023. No gain or loss was recognized in connection with this transaction.

Credit Facilities

On January 24, 2023, the Company received an additional $23.3 million advance from the ML Credit Facility, bringing the total outstanding principal balance to $155.8 million as of February 25, 2023.

Mortgages Payable

On February 8, 2023, the Company repaid $5.0 million in principal on the FR-Sunset, LLC loan, bringing the total outstanding principal balance to $45.0 million as of February 25, 2023.

Contributions

As of February 25, 2023, the Company has received an additional $7.0 million in capital contributed by its Members.

Supplemental Schedules

Consolidating Balance Sheets

(Amounts in thousands)

	Fundrise SFR JV 1, LLC	Fundrise SFR TRS 1, LLC	Fundrise SFR Portfolio, LLC	Fundrise SFR Portfolio 2, LLC	Fundrise SFR Portfolio 3, LLC	Eliminations	Fundrise SFR JV 1, LLC Consolidated

	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022
ASSETS
Cash	$11,386	$-	$6,315	$2,680	$2,447	$-	$22,828
Restricted cash	-	-	14,496	3,464	7,129	-	25,089
Other assets, net	889,095	-	106,970	56,897	133,779	(1,174,678)	12,063
Deposits	45,722	-	-	-	-	-	45,722
Derivative financial instrument	-	-	3,339	-	-	-	3,339
Investments in rental real estate properties, net	-	-	653,864	323,188	261,018	5	1,238,075
Investments in real estate held for improvement	-	-	23,215	-	-	-	23,215
Total Assets	$946,203	$-	$808,199	$386,229	$404,373	$(1,174,673)	$1,370,331

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$356	$26	$16,044	$1,771	$1,950	$646	$20,793
Due to related parties	171,675	-	501,999	229,516	273,437	(1,175,319)	1,308
Distributions payable	-	-	-	-	-	-	-
Rental security deposits and other liabilities	-	-	5,644	1,103	720	-	7,467
Notes payable	7,818	-	-	-	-	-	7,818
Mortgages payable, net	(475)	-	-	163,636	-	-	163,161
Credit facilities	-	-	297,979	-	132,490	-	430,469
Total Liabilities	179,374	26	821,667	396,026	408,597	(1,174,673)	631,016

Total Members' Equity	766,829	(26)	(13,467)	(9,797)	(4,224)	-	739,315
Total Liabilities and Members' Equity	$946,203	$-	$808,199	$386,229	$404,373	$(1,174,673)	$1,370,331

Supplemental Schedules (continued)

Consolidating Statements of Operations

(Amounts in thousands)

	Fundrise SFR JV 1, LLC	Fundrise SFR TRS 1, LLC	Fundrise SFR Portfolio, LLC	Fundrise SFR Portfolio 2, LLC	Fundrise SFR Portfolio 3, LLC	Eliminations	Fundrise SFR JV 1, LLC Consolidated

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022
Revenue
Rental revenue	$10	$-	$36,310	$12,811	$4,480	$-	$53,611
Other revenue	283	-	4,910	1,077	309	-	6,579
Total Revenue	293	-	41,220	13,888	4,789	-	60,190

Expenses
Depreciation and amortization	-	-	18,691	10,991	3,634	-	33,316
Property operations and maintenance	16	-	22,470	6,629	3,049	-	32,164
Asset management and other fees	5,780	-	-	-	-	-	5,780
General and administrative expenses	3,017	26	530	22	52	-	3,647
Total Expenses	8,813	26	41,691	17,642	6,735	-	74,907

Other Income (Expense)
Interest Expense	(776)	-	(13,371)	(5,637)	(2,386)	-	(22,170)
Increase in fair value of derivative financial instrument	-	-	3,190	-	-	-	3,190
Total Other Expenses	(776)	-	(10,181)	(5,637)	(2,386)	-	(18,980)

Net Loss	$(9,296)	$(26)	$(10,652)	$(9,391)	$(4,332)	$-	$(33,697)